Exhibit (a)(8)
FOR IMMEDIATE RELEASE
For additional information:
Rosalia Scampoli (212) 250-5536, Media
Jonathan Diorio (800) 349-4281, Investors
SCUDDER GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF
TENDER OFFER
NEW YORK, NY, January 25, 2006 – Scudder Global Commodities Stock Fund, Inc. (NYSE:GCS) announced today the preliminary results of its tender offer for up to 1,298,600 of its shares of common stock, representing approximately 5% its outstanding shares. The offer expired at 11:59 p.m. Eastern time on January 24, 2006.
Based upon current information, approximately 13,672,426 shares of common stock, or approximately 53% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 1,298,600 properly tendered shares will be accepted in exchange for cash, at a price per share equal to 98% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on January 25, 2006. A final number of shares validly tendered and accepted pursuant to the tender offer and the tender offer price per share will be announced at a later date.
Scudder Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes. The investment objective of the fund is capital appreciation with total return as a secondary objective.
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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer was made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The documents are available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Purchase shares was made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction’s laws.
Investments in funds involve risks. Because the fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the fund’s performance. The commodity-linked structured notes and futures contracts in which the fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed end funds, unlike open end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed end funds are sold in the open market through a stock exchange Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.
Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.
Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company.
(MARS 1/06 41829)